Exhibit 7

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2017	Restated 2016	Restated 2015	Restated 2014	Restated 2013
	€m	€m	€m	€m	€m

Financing costs per consolidated income statement(2)	1,406	2,046	1,399	1,418	1,423
Financing costs — discontinued operations	—	—	—	—	—
One third of rental expense	1,358	821	792	764	892
Interest capitalized	—	1	3	3	6
Fixed charges	2,764	2,868	2,194	2,185	2,321

Loss/(profit) before taxation from continuing operations	2,792	(190)	1,734	(5,960)	(3,913)
Share of results of equity accounted associates and joint ventures	(47)	(60)	78	(327)	(708)
Fixed charges	2,764	2,868	2,194	2,185	2,321
Dividends received from associates and joint ventures	433	92	732	5,805	6,806
Interest capitalized	—	(1)	(3)	(3)	(6)
Earnings	5,942	2,709	4,735	1,700	4,500
Ratio of earnings to fixed charges	2.1	—	2.2	—	1.9
Deficiency between fixed charges and earnings	—	159	—	485	—

Notes:

(1)         All of the financial information presented in this exhibit is unaudited. With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The results for the year ended 31 March 2016, 2015, 2014 and 2013 have been restated into euros and include the results of Vodafone India as discontinued operations following the agreement to combine with Idea Cellular.

(2)         Fixed charges include (1) interest expensed (2) interest capitalized (3) amortisation of premiums, discounts and capitalised expenses related to indebtedness, and (4) an estimate of the interest within rental expense. These include the financing costs of subsidiaries.  Fixed charges include net foreign exchange gains arising from net foreign exchange movements on certain intercompany loans of €28 million for the year ended 31 March 2017 (2016: €573 million loss, 2015: €614 million gain, 2014: €25 million gain, 2013: €112 million loss), interest charge on settlement of tax issues of €47 million for the year ended 31 March 2017 (2016: €19 million charge, 2015: €1 million credit, 2014: €18 million credit, 2013: €112 million credit) and equity put rights and similar arrangements of €nil for the year ended 31 March 2017 (2016: €nil, 2015: €12 million, 2014: €170 million, 2013: €167 million).